Exhibit 99.8

Not for distribution to U.S. news wire services or dissemination in the United States

DESIGNATED PRESS RELEASE
For immediate release

NMG Announces the Closing of Aggregate US$50 Million Private Placement by Canada Growth Fund and Investissement Québec

MONTRÉAL, CANADA, December 20, 2024 – Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) confirms it has closed its private placements from Canada Growth Fund Inc. (“CGF”) and the government of Quebec via Investissement Québec (“IQ”) previously announced on December 17, 2024 (the ‘’Private Placement”) representing a gross aggregate amount of US$50 million. Pursuant to the Private Placement, each of CGF and IQ subscribed to 19,841,269 common shares of NMG (“Common Shares”) at a price of US$1.26 per share and 19,841,269 common share purchase warrants (“Warrants”), for a consideration of approximately US$25,000,000.

Proceeds from the Private Placement are destined to advance detailed and equipment-specific engineering with procurement of some long-lead items, support Phase-2 critical-path activities as well as to cover general and administrative expenses, working capital, and financing costs.

Terms of Warrants

Each Warrant entitles the holder thereof to acquire one Common Share, from FID to the date that is five years from the closing of the Private Placement, at a price per Common Share of US$2.38. Pursuant to the terms and conditions of the Warrants, each holder cannot exercise Warrants to own more than 19.9% of the issued and outstanding common shares of the Company, unless it obtains, if required at the time of the exercise of the Warrants, the conditional approval of the Canadian exchange on which the shares will then be listed and, as applicable, disinterested shareholder approval.

The Common Shares and the Warrants will be subject to a four-month hold period under Canadian securities laws.

CGF-Related Disclosure Required under the Early Warning System

Prior to the acquisition of the Common Shares and the Warrants by CGF, CGF did not own or control, directly or indirectly, any securities of NMG.

Immediately after the acquisition of the Common Shares and the Warrants by CGF, CGF has ownership and control over 19,841,269 Common Shares and 19,841,269 Warrants. In the event that all of the 19,841,269 Warrants are exercised, CGF would acquire ownership and control over 39,682,538 Common Shares, representing approximately 23.1% of the issued and outstanding Common Shares, calculated on a partially diluted basis assuming the full exercise of the Warrants by CGF only.

CGF acquired the Common Shares and the Warrants for investment purposes only and not with a view to materially affecting control of NMG. Depending upon market conditions and other factors, including pursuant to certain rights granted to CGF under the investor rights agreement dated as of December 20, 2024 entered into between NMG and CGF, CGF may, from time to time, acquire or dispose of additional securities of NMG, in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of NMG.

A copy of CGF’s early warning report with respect to the Private Placement has been filed on SEDAR+ (www.sedarplus.ca). For more information or to obtain a copy of the report, please contact Ms. Erin Flanagan, Senior Director, Canada Growth Fund Investment Management Inc., the exclusive manager of CGF, at (514) 937-2772. The principal place of business of CGF is located at: c/o Canada Growth Fund Investment Management Inc., 1250 René Lévesque Blvd. West, Suite 1400, Montréal, Québec, H3B 5E9. The head office of the Company is located at 481, rue Brassard, Saint-Michel-des-Saints, Québec, J0K 3B0.

IQ-Related Disclosure Required under the Early Warning System

Immediately prior to the Private Placement IQ had beneficial ownership of, or exercised control or direction over:

i.	5,795, 991 Common Shares; and

ii.	US$12,500,000 principal amount of notes (the “Notes”) convertible into units (the “Units”) each comprised of one Common Share and one Warrant common share, at a conversion price of US$5.00.

The Notes expire on November 8, 2025, and, further to their amendment as of January 1, 2023, bear interest at the greater of the 3-month CME Term SOFR (Secured Overnight Financing Rate) plus 5% and 7%. Interest is payable quarterly on the last business day of each quarter since December 31, 2022, and the Company has the option to pay the interest due in Common Shares subject to the approval of the TSX Venture Exchange (the “Exchange”), at the market price (as defined in the policies of the Exchange) of the Common Shares, determined at the quarter end on which such interest become payable. Each Unit issuable upon conversion of the Notes will be comprised of one Common Share and one Warrant entitling the holder thereof to purchase one additional Common Share at a price of US$5.70 per Common Share for a period of 24 months following the conversion.

Immediately prior to the Private Placement, the Common Shares and the Notes beneficially owned by IQ, or over which IQ exercised control or direction, represented, on a non-diluted basis, 5.15% of the Common Shares then issued and outstanding, and 9.92% of the issued and outstanding Common Shares on a partially diluted basis, assuming (i) the conversion of the Notes into 2,500,000 Common Shares and 2,500,000 Warrants; (ii) the issuance of 968,245 Common Shares in payment of interest accrued on the Notes prior to the Private Placement; and (iii) the exercise of the 2,500,000 Warrants underlying the Notes IQ beneficially owned, or over which IQ exercised control and direction, only.

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Following the closing of the Private Placement IQ has beneficial ownership of, or exercise control or direction over, (i) 25,637,260 Common Shares; (ii) 19,841,269 Warrants; and (iii) US$12,500,000 principal amount of Notes representing, on a non-diluted basis, 16.84% of the Common Shares issued and outstanding, and 28.89% of the issued and outstanding Common Shares on a partially diluted basis, assuming (i) the conversion of the Notes into 2,500,000 Common Shares and 2,500,000 common share purchase warrants; (ii) the issuance of 968,245 Common Shares in payment of interest accrued on the Notes prior to the Private Placement; and (iii) the exercise of the Warrants IQ would beneficially own, or over which IQ would exercise control and direction further to the conversion of the Notes, only.

IQ intends to hold its Common Shares, Warrants and Notes for investment purposes and could, subject to certain conditions, including market conditions, increase or decrease its beneficial ownership of (or its control or direction over), Common Shares and convertible securities, including via market purchase, private agreement, new issuance or exercise of convertible securities.

A copy of the early warning report with respect to the Private Placement has been filed on SEDAR+ (www.sedarplus.ca). For more information or to obtain a copy of the report, please contact Isabelle Fontaine, Directrice principale, Médias et affaires gouvernementales, Investissement Québec, at 1-866-870-0437. The head office of IQ is located at 1195, avenue Lavigerie, bureau 060, Québec (Québec) G1V 4N3. The head office of the Company is located at 481, rue Brassard, Saint-Michel-des-Saints, QC J0K 3B0.

Grant of Stock Options

NMG also announces the grant of 25,000 stock options to Ms. Chantal Sorel, the Company’s new director, in accordance with the terms of the Company’s stock option plan. Each option entitles the holder to purchase one common share of the Company at a price of C$2.33 per share, with an expiry date of December 19, 2029.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced manufacturing operations to supply the global economy with carbon-neutral active anode material to power EV and renewable energy storage systems. The Company is developing a fully integrated ore-to-battery-material source of graphite-based active anode material in Québec, Canada. With enviable ESG standards and structuring partnerships with anchor customers, NMG is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Contacts MEDIA	INVESTORS

Julie Paquet VP Communications and ESG Strategy +1-450-757-8905, ext. 140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905, ext. 993 mjasmin@nmg.com

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Cautionary Note

All statements, other than statements of historical fact, contained in this press release including, but not limited to those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, including the changes in China’s policy regarding restrictions on Chinese graphite materials exportations, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 27, 2024, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

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